FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the National Securities Commission of Argentina, dated February 28, 2008, regarding the 2007 preliminary results

Item 1

Buenos Aires, February 28, 2008

Messrs.

National Securities Commission

Ref.: 2007 Preliminary Results

Dear Sirs,

This letter is to inform you of the preliminary non-consolidated results of YPF S.A. for the fiscal year ended December 31, 2007, which have not been audited, nor approved by the Board of Directors of the Company yet.

Million pesos
(Prevailing Exchange rate Ps. 3.15 = US$ 1)

Sales	27,192

Operating Income	5,914

Net income before income tax	6,527
Income tax	(2,441)

Net income for fiscal year	4,086

We should also mention the following highlights for the fiscal year ended December 31, 2007:

•	2007 consolidated investments (mainly in the areas of exploration and production and refining and marketing in Argentina) reached Ps 6,163 million, 23% above Ps 5,002 million for the 2006 investments.

•	YPF S.A. exports amounted to US$ 2,622 million (before export withholding), which represents a 3% drop versus previous year.

•	Taxes, contributions and royalties paid to the National Government and provinces were Ps 12,482 million, an amount 4% higher than that paid (under the same items) in 2006.

Yours sincerely,

Walter Forwood
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 29, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer